Exhibit 4.69

Execution Version

Notice of Assignment in relation to Nexen

To:	Nexen Petroleum U.K. Limited (“Nexen”)
Charter Place
Vine Street
Uxbridge
Middlesex UB8 1JG
England

The vessel m.v. “AOKA MIZU” registered in The Netherlands Antilles at the port of Willemstad, Curacao with registration number 1999 - C - 1615, which is to be converted into a floating production, storage and offloading unit

We refer to the agreement (as amended from time to time prior to the date hereof or, with the consent of the Assignee (as defined below), after the date hereof) for the provision and operation of floating production, storage and offloading facilities for the Ettrick Field made effective on 27 February 2006 and made between you, Nexen, and us, Bluewater Ettrick Production (UK) Ltd, (the “Assignor”), and every deed, document, agreement instrument contract or other arrangement relating thereto (collectively referred to herein as the “Contract”).

We hereby give you notice:

1.               that, by a General Assignment (the “Assignment”) dated 29 June 2006, made between (inter alios) us and ING Bank N.V. (in its capacity as security trustee) (the “Assignee”), we have assigned to the Assignee all of our rights, title, interest, and benefit (present and future, actual and contingent) in, to, under and pursuant to (inter alia) the Contract including (but without prejudice to the generality of the foregoing) our rights to receive monies and make claims for damages under and pursuant to the Contract;

2.               that, unless and until you receive notification from the Assignee or ING Bank N.V. as contemplated by paragraph 4 below, you are irrevocably authorised and instructed to pay the Operating Costs and Insurance Costs (as defined in the Contract) to such account as we may from time to time direct;

3.               that you are irrevocably authorised and instructed to pay all other amounts payable to us under and pursuant to the Contract to account name “BEP Assigned Account”, account number 02.01.42.692 with ING Bank N.V., acting through its Amsterdam head office, or with effect from the receipt by you of written instructions from ING Bank N.V., acting for these purposes as agent of the Assignee, to such effect, to such other account as ING Bank N.V. (in such capacity) may from time to time direct;

4.               that at all times after you have received written notice from the Assignee or ING Bank N.V., acting for these purposes as the agent of the Assignee, that the Assignment has become enforceable, you are irrevocably authorised and instructed to pay all amounts payable to us under and pursuant to the Contract (including all amounts referred to in paragraphs 2 and 3 above) to account name “BEP Assigned Account”, account number 02.01.42.692, with ING Bank N.V., acting through its Amsterdam head office, or, with effect from the receipt by you of written instructions from ING Bank N.V., acting for these purposes as agent of the Assignee, to such effect, to such other account as ING Bank N.V. (in such capacity) may from time to time direct; and

5.               that each amount paid by you in accordance with paragraph 2, 3 or 4 above shall discharge, by a corresponding amount, your payment obligations under the Contract.

Please acknowledge receipt of this notice by signing the acknowledgement endorsed on the enclosed duplicate of this notice and returning that duplicate direct to the Assignee at the address shown, with a copy to us.

For and on behalf of
Bluewater Ettrick Production (UK) Limited
by its duly authorised attorney-in-fact

/s/ [ILLEGIBLE]

Dated 29 June 2006.

To:	ING Bank N.V.
Copy:	Bluewater Ettrick Production (UK) Limited

We acknowledge receipt of the notice set out above and consent to the assignment referred to therein.

For and on behalf of
Nexen Petroleum UK Limited
by its duly authorised attorney-in-fact

/s/ [ILLEGIBLE]

Dated 21st July 2006.